12g Exemption
#82-3480

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2007

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2007

1.1 Date of Report: May 24, 2007

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. During the past year the Company's main focus has involved the acquisition of uranium assets in the Western United States.

Foremost among these assets is the Grants Uranium Project in New Mexico which will be developed under a joint venture agreement with the Company's private industry partner, Neutron Energy, Inc. Trans America funded Neutron Energy's initial acquisition program in the United States and is presently its largest shareholder.

As of March 31, 2007, Trans America had a net working capital of $2,674,259. As of the same date, the Company held securities with a market value of $1,145,714. Working capital on hand at December 31, 2006 was $2,837,798 and the value of the Company's market securities was $1,149,912. Subsequent to the first quarter end Trans America completed a unit offering of 7,635,000 shares and warrants for net proceeds of $7,635,000.

DESCRIPTION OF PROPERTY HOLDINGS

Grants Project, Ambrosia Lake, New Mexico

The Grants Uranium Project is comprised of 397 unpatented lode mining claims and one state of New Mexico mining lease aggregating 8,841 acres. Trans America has the right to earn a 50% interest in the Grants properties by paying an initial $495,000 U.S. in acquisition costs (paid) and expending $5 million U.S. on exploration and development over a three-year period.

The Grants properties are located in the prolific Grants-Gallup mineral belt of west-central New Mexico. This mineral belt is the site of some of the most significant uranium deposits in the United States. It is comprised of several individual mining districts, each of which has been an important historical source of uranium. The Company's property holdings are situated in the Ambrosia Lake district, historically one of the largest uranium producing regions in the United States. Historical production from the Ambrosia Lake district is estimated to be 250 million pounds U_3O_8, representing approximately 37% of all uranium ever produced in the United States.

History of Uranium Exploration and Current Exploration Potential of Grants Project

The Grants project encompasses two separate lessees: the 3,346 acres Endy Lease and the Bonner Lease which aggregates some 5,495 acres. These leases strategically cover areas of past exploration activity along two east-west mineral trends of approximately 15 miles

1.2 Nature of Business and Overall Performance (Continued)

The Grants Project comes with considerable historical data on past work programs including data from three properties of immediate exploration interest.

(1) Cliffside Mine - Frosty Ox

The former Cliffside mine and Frosty Ox deposits lie along the northerly mineralized trend and extend for approximately two miles. Exploration drilling was previously carried out in the area by several major companies including Homestake Mining and Kerr McGee. Significant holes at the Frosty-Ox include the following:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
RW-2	1620	15.5	0.29	5.8
including	1621	14.5	0.31	6.2
RW-7	1592	8.0	0.33	6.6
RW-10	1589	27.0	0.23	4.6
RW-12	1677	6.0	0.23	4.6
RW-15	1622	8.0	0.10	2.0
3002	1548	7.0	0.08	1.6
including	1569	14.5	0.12	2.4
3105	1515	16.0	0.12	2.4
including	1588	9.0	0.19	3.8
2904	1548	6.0	0.12	2.4
2809	1672	20.0	0.25	5.0
CC.1-1.1	1573	20.0	0.12	2.4
DD.6-5.5	1543	16.0	0.11	2.2
including	1572	11.0	0.07	1.4

The Cliffside mine lying at the west end of the trend was a former producer operated by Philip Petroleum Company and in later years by Kerr McGee. A shaft was sunk to a depth of 1497 feet and during the 1960-70 period the mine produced 6,046,780 lbs U_3O_8 at a mine grade of 8.0 lbs per ton.

Kerr McGee drilled over 50 holes at the east end of the Cliffside property which now appears to be a westerly extension of the Frosty-Ox noted above. Below is a table of holes drilled returning a U_3O_8 grade of one pound per ton or greater. Depths are not given but the mineralized area is slightly up-dip from the Frosty-Ox:

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2007

1.2 *Nature of Business and Overall Performance (Continued)*

A New Mexico exploration permit has been issued to Neutron and it is expected that a five hole program of confirmation drilling will be completed during the second quarter of 2007.

Hole Number	Thickness (feet)	Grade (% e U3O8)	Pounds U_3O_8/ ton
40	5.5	0.10	2.0
	13.0	0.30	6.0
81 - A	1.5	0.27	5.4
	6.0	0.21	4.2
165 - B	6.0	0.13	2.6
	27.0	0.45	9.0
	9.5	0.18	3.6
161 - B	8.5	0.49	9.8
	8.0	0.54	10.8
164 - B	10.5	0.20	4.0
170 - B	3.0	0.13	2.6
172 - B	4.0	0.48	9.6
56 - C	10.0	0.17	3.4
	6.0	0.10	2.0
163 - C	7.0	0.11	2.2
168 - C	3.0	0.36	7.2
8 - D	4.0	0.10	2.0
M - 73	6.0	0.16	3.2
	2.0	0.13	2.6
	3.0	0.16	3.2
U -12	2.0	0.10	2.0
V - 13	4.5	0.52	10.4
W - 11	8.0	0.23	4.6
W - 12	8.0	0.32	6.2
	4.0	0.33	6.6
W -13	5.0	0.22	4.4
X	6.0	0.18	3.6
X - 11	2.0	0.21	4.2
	3.0	0.10	2.0
X - 12	9.0	0.10	2.0
	11.0	0.27	5.4
	8.0	0.20	4.0

Prior to this time the only known calculation of historical resources made along the trend was by Enerdyne Corporation in 1989 at the Frosty-Ox in the area of the holes quoted above.

1.2 <u>*Nature of Business and Overall Performance*</u> *(Continued)*

The calculated resource given at that time was 303,685 tons at a grade of 0.165% U_3O_8 (3.30 pounds per ton) representing 1,002,160 pounds U_3O_8. The project operator, Neutron Energy, has planned an initial drill program for the area to enable resource calculations to be completed along the trend within National Policy Instrument (NI) 43-101 standards.

(2) Palo Verde

The Palo Verde claims are located approximately two miles south of the Frosty Ox and they follow a parallel mineralized trend. The property was drilled by Conoco but Neutron has not managed to secure historical data for this work at the present time. However, a map prepared by Conoco, which does not give the number of holes drilled, makes reference to the holes having an average thickness of 6.7 feet and an average grade of 0.34% U_3O_8 (6.8 pounds/ton) at and average depth of 1250 feet. The claim area has been mapped as part of several larger trends that host significant uranium deposits held by other companies on adjoining ground. The Neutron Energy/Trans America joint venture holds additional ground along the broader trend which should be viewed as highly prospective.

(3) Roca Honda

The third area of immediate interest is situated at the east end of Strathmore Minerals' Roca Honda deposit. The Roca Honda has been given a NI 43-101 compliant resource estimate of 17,512,000 pounds U_3O_8 contained in 3,782,000 tons grading 2.3% U_3O_8. An inferred resource of 15,832,000 pounds U_3O_8 has been established in 4,546,000 tons averaging 0.17% U_3O_8.

On the eastern end of the Roca Honda deposit on claims that constitute part of the Grants Project, Conoco drilled random, wide-spaced holes with a minimum of 400 foot centres that extended the strike length of Strathmore's Roca Honda deposit some 4,500 feet along the Grants Project property. Six of the holes returned the following intercepts and grades:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

In a news release dated February 14, 2007, Strathmore announced that it had *"granted to a Fortune Global 500 international diversified resource and industrial corporation the exclusive right to negotiate a joint venture to develop its Roca Honda project and to construct a uranium mill in the Grants mineral belt of New Mexico."*

1.2 *Nature of Business and Overall Performance* *(Continued)*

With the price of uranium reaching $95.00 per pound as of April 2007 and given the grades indicated in the Conoco holes, the corporate-related activity on the adjoining Roca Honda property underscores the importance of the joint venture's project.

Neutron Energy Inc. (NEI)

Trans America has earned an equity interest in NEI (10,750,000 shares) by advancing $1.25 million U.S. to the company in 2005 which enabled it to acquire uranium assets in the Western United States. Since that time NEI has raised a further $7.6 million U.S. privately. NEI is now preparing a public offering of its shares. It is difficult to predict at this time, but Trans America believes that when NEI commences public trading Trans America's share holding will represent approximately 15% of its outstanding shares.

Over the past two years NEI has acquired 900 unpatented lode mining claims, 159 state mining leases and 30 deeded fee mineral leases aggregating approximately 150,000 acres. The properties are situated in five different U.S. states and range from grassroots exploration opportunities to ones containing substantial historic uranium resources.

The following summarizes some of NEI's more prominent holdings:

The Marquez (Juan Tafoya) Project

The Marquez Project, the most significant of NEI's properties, is anchored by the Marquez and Juan Tafoya mineral deposits, all of which are situated in New Mexico east of Mount Taylor. The project includes the Marquez, Juan Tafoya and Williams deposits which host the following non-NI 43-101 compliant historic resources:

Marquez Canyon Deposit:

4,776,785 tons grading 0.112% U_3O_8 or 2.24 pounds per ton; 10,700,000 pounds U_3O_8 contained.

Juan Tafoya Deposit:

417,222 tons averaging 0.09% U_3O_8 or 1.8 pounds per ton; 751,000 pounds U_3O_8 contained.

In total, the project presently holds over 11,450,000 million pounds U_3O_8.

The Marquez deposits were prepared for production by Bokum Corporation and Long Island Lighting during the mid to late 1970's. A 2,000 TPD uranium mill was constructed during this period and a 1,600 foot shaft was sunk on the Marquez deposit to within 200 feet of the mineralized zone. In 1979 the uranium market collapsed, bankrupting both Long Island Light, which had built a nuclear reactor in New York State, and Bokum which would have supplied the reactor with its fuel requirements.

1.2 *Nature of Business and Overall Performance (Continued)*

In 2001, the 2,000 TPD mill at Marquez was dismantled. However, much of the infrastructure remains in place including a developed tailings disposal area. The mill site is on deeded land and is included in the NEI lease. This latter fact gives NEI an enormous permitting advantage in developing a new mine. The mill site is within easy trucking distance of other deposits in which NEI has an interest.

Cebolleta Deposits

The Cebolleta deposits are only nine miles by paved road north of the Marquez Project and they hold some 21,900,000 pounds of non-NI 43-101 compliant historical resources as indicated below:

Cebolleta JJ Mine:

4,343,750 tons grading 0.16% U_3O_8 or 3.20 pounds per ton; 13,900,000 pounds U_3O_8 contained.

Cebolleta Saint Anthony Deposit:

4,000,000 tons grading 0.10% U_3O_8 or 2.0 pounds per ton; 8,000,000 pounds U_3O_8 contained.

NEI holds the Cebolleta deposit on a 51/49% basis with Uranium Energy Corp. a Texas corporation.

The Grants Project in which Trans America is earning a 50% interest is situated approximately 60 miles by road from the Marquez Project. Marquez is within easy trucking distance from the higher grade deposits at Palo Verde and Frosty Ox which are part of the Grants Project at Ambrosia Lake.

Edgemont- North Dakota

Uranium resources in the Edgemont area of South Dakota appear to be amenable to low cost in-situ recovery leaching methods. NEI holds more than 11,000 acres in the Edgemont area of North Dakota and the company is continuing its acquisition program.

Historical resources identified in various reports (Schick, Robert B. 1969; Status Report Black Hills Uranium Project: Federal Resources Corporation & Others) for the Edgemont project amount to 1,149,715 short tons grading 0.105% U_3O_8 or 2,480,000 pounds.

Uranium mineralization at Edgemont occurs as roll front deposits. The depth of uranium mineralization varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ Leach-type extractive technology.

1.2 *Nature of Business and Overall Performance (Continued)*

The Edgemont acquisition program has been supervised by Albert F. Stoick a Senior Technical consultant to NEI. He is a graduate of the South Dakota School of Mines and Stanford University where he received a master's degree in Mining Engineering (1952). Mr. Stoick has been actively involved in the exploration, development and production of uranium deposits including in-situ leach situations. His background and wealth of experience makes him a valuable asset to the Edgemont Project and NEI.

Wyoming

NEI presently holds 149 unpatented lode mining claims, 133 state mining leases and one deeded fee mineral lease covering approximately 95,000 acres in the state of Wyoming. The properties are in four separate areas and each has in-situ leach potential.

NEI's Senior Technical Consultant in Wyoming is James F. Davis, a Wyoming graduate in geology and a graduate of MIT and Sloan School Senior Executive Program.

In 1972, Mr. Davis directed Rocky Mountain Energy's uranium programs and is credited with the discovery of the Channing uranium deposit at Copper Mountain. In 2006, Mr. Davis negotiated and acquired a deeded lease over a portion of the deposit which adjoins a property held by Strathmore Minerals Corp. NEI's lease contains an historical resource of 3.52 million pounds U_3O_8 within the North Channing deposit which has an overall historical resource of 8.97 million pounds U_3O_8.

Work conducted by Rocky Mountain Energy in the 1970's indicated that the property held by NEI could be amenable to in-situ leaching recovery methods. The work also indicates that the North Canning deposit could lend itself to an open-pit heap leach operation, quite similar to many Nevada gold operations.

NEI's remaining properties in Wyoming are located in three separate areas and were acquired because of their in-situ leach potential.

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

1.2 *Nature of Business and Overall Performance (Continued)*

OTHER PROPERTY HOLDINGS

Shandong Project – Jiaodong Peninsula, China

As part of two private placements with Majestic Gold Corp (MJS), Trans America entered into a joint-venture with MJS to earn an interest in a 900 km^2 property near the former's Song Jiaqou Project. The money from these private placements ($960,000) was dedicated to prospects within an area of mutual interest.

Over a two-year period MJS conducted prospecting, licence application procedures, geochemistry, geophysics and a limited amount of drilling which returned minor gold assays.

However, several I.P. anomalies on three licences adjoining the Song Jiaqou Property remain to be tested. Trans America has recommended that the joint venture's holdings be reduced to these three licenses and the balance of the money from the private placements be applied to an initial drill program on the untested I.P. anomalies.

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims aggregating 5,712 hectares in the Lynn Lake mining camp. The property is located approximately 13 kilometers northwest of Lynn Lake. The expiry date for the entire claim block is 2014 as a result of the application of $868,514 in assessment work.

The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometers. Ground access is limited to the western end of the property during the summer months and access to the eastern end is available when lakes and rivers are adequately frozen during the winter months.

Considerable work was completed on the property during the summer and fall of 2003 and a follow-up diamond drilling program was implemented in the winter of 2004. Work included trenching and geological evaluation including ground and airborne geophysics. In addition, 19 diamond drill holes were completed to test 16 separate geophysical targets within the 16 kilometre long property. Although valuable geological information was obtained from the drilling, only anomalous gold values were encountered.

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 meters at a cost of $675,000. The company will consider initiating the recommended programs during the 2007 exploration season.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2007

1.2 *Nature of Business and Overall Performance (Continued)*

In 2005, applications for additional exploration licenses within the general area of interest were submitted and governmental confirmation is pending. At their request, the Geological Survey of Canada (GSC) has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential.

Those interpretations would be confidential for at least one year and would be conveyed only to Trans America during that period.

Claymore-Bonnie Glen Gas Project

Trans America holds a 6% working interest (5.7% revenue share) subject to an 18.3% royalty in the Ellersile "A" gas well managed by Crompton Petroleum Corp. The Company also holds a minor royalty of 0.675% in a second gas well on the same spacing unit in the deeper Wabamun Formation which is managed by Fairborne Energy Ltd.

Reference is made to the accompanying financial statement for the twelve months ended December 31st 2006 and in particular to the statements of income and deficit including revenue received.

Other Assets

The Company continues to hold the following corporate shares whose trading value is reflected as of December 31, 2006:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	750,000	$436,184	$825,000
Compliance Energy Corp.	122,946	$35,000	$30,121
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	50,000	$29,601	$30,000
Rare Element Resources Ltd.	413,646	$124,091	$260,593
TOTAL		**$624,876**	**$1,145,714**

Warrants:

Glencairn Gold Corp
21,000 @ $0.75 (July 08, 2008)

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2007

1.3 *Selected Annual Information*
n/a

1.4 *Results of Operations*

The company incurred loss of $188,822 during the three month period ended March 31, 2007 compared to earning net income of $366,363 for the three month period ended March 31, 2006. The most significant changes in results for the three moth period to March 31, 2007 compared to the three month period ended March 31, 2006 were a reduction in gas sales to $25,246 (2006 - $33,860), an increase in management fees to $27,000 (2006 - $18,300) as a result of new management fee arrangements; a reduction in property examination costs to $nil (2006 - $22,000) an increase in professional fees to $27,541 (2006 – $19,144) as a result of the audit fees increasing due to the increased activity of the Company; an increase in shareholder communication expenses to $12,122 (2006 – $900) as a result of entering into an agreement to promote the Company in Europe; a reduction in interest income to $13,795 (2006 – $19,957) as a result of holding lower cash and cash equivalent balances; a reduction in gains on sale of investments to $nil (2006 - $447,441) as the Company sold no investments in the period and an increase in the loss of significantly influenced investee to $116,500 (2006 - $33,000)

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	JUNE 30 2006	SEPTEMBER 30 2006	DECEMBER 31 2006	MARCH 31 2007
Total revenues	$ 18,376	$ 20,501	$ 19,391	**25,246**
Net income (loss) for the period	$ 170,788	$ (72,198)	$ (255,502)	**(188,422)**
Basic and diluted net income (loss) per share	$ 0.01	$ (0.003)	$ (0.01)	**(0.01)**

	QUARTER ENDED			
	JUNE 30 2005	SEPTEMBER 30 2005	DECEMBER 2005	MARCH 31 2006
Total revenues	$ 19,719	$ $	$ 50,621	$ 33,860
Net income (loss) for the period	$ 352,249	$ $	$ (246)	$ 368,364
Basic and diluted net income (loss) per share	$ 0.02	$ $	$ (0.000)	$ 0.02

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2007

1.7 *Capital Resources*

The Company has working capital of $2,674,259 at March 31, 2007. Subsequent to the end of the quarter the company completed private placement of 7,635,000 units at $1.00 each. Each unit consists of one share and one share purchase warrant entitling the holder to purchase an additional share at $1.25 up to two years from the date of closing.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the quarter ended March 31, 2007, the Company paid $27,000 to a company owned by the President for consulting and office services.

1.10 *First Quarter*

The results for the three months ending December 31, 2006 differed, in large measure to the results of the three month period ended December 31, 2005 due to a reduction in gas sales to $25,246 (2006 - $33,860), an increase in management fees to $27,000 (2006 - $18,300) as a result of new management fee arrangements; a reduction in property examination costs to $nil (2006 - $22,000) an increase in professional fees to $27,541 (2006 – $19,144) as a result of the audit fees increasing due to the increased activity of the Company; an increase in shareholder communication expenses to $12,122 (2006 – $900) as a result of entering into an agreement to promote the Company in Europe; a reduction in interest income to $13,795 (2006 – $19,957) as a result of holding lower cash and cash equivalent balances; a reduction in gains on sale of investments to $nil (2006 - $447,441) as the Company sold no investments in the period and an increase in the loss of significantly influenced investee to $116,500 (2006 - $33,000)

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, exploration advances, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 7 to the March 31, 2007 financial statements.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2007

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Pamela Reddy: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2007
(Unaudited)

These unaudited interim financial statements for the period ended March 31, 2007 have not been reviewed by the Company's Auditor

TRANS AMERICA INDUSTRIES LTD.

INTERIM BALANCE SHEETS
(Unaudited)

	MARCH 31 2007	DECEMBER 31 2006 (Note 10)
ASSETS		
Current		
Cash and cash equivalents	$ 58,591	$ 370,494
Short term deposits	2,021,484	2,511,835
Accounts receivable	21,953	18,849
Prepaid expense	43,398	4,258
Exploration advances	560,200	-
	2,705,626	2,905,436
Investments (Note 3)	2,162,729	1,758,391
Capital Assets	3,266	3,703
Oil And Gas Property (Note 5)	53,617	55,368
Mineral Properties And Deferred Exploration Expenditures (Note 6)	1,648,433	1,546,279
	$ 6,573,671	$ 6,269,177
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 31,367	$ 67,638
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	11,576,998	11,576,998
Contributed Surplus	406,372	406,372
Accumulated Other Comprehensive Income	529,187	-
Deficit	(5,970,253)	(5,781,831)
	6,542,304	6,201,539
	$ 6,573,671	$ 6,269,177

Approved by the Directors:

"David Duval" "John K. Campbell"

The accompanying notes are an integral part of these interim financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	THREE MONTH PERIOD ENDED MARCH 31 2007	2006
Gas Sales	$ 25,246	$ 33,860
Cost Of Sales		
Royalties on gas sales	4,951	6,619
Depletion	1,751	3,321
Oil and gas property operating expenses	4,015	5,269
	10,717	15,209
	14,529	18,651
Expenses		
Amortization	437	341
Management and consulting fees (Note 8)	27,000	18,300
Office facilities and services	9,031	9,691
Property examination costs	-	22,000
Professional fees	27,541	19,144
Regulatory fees	7,100	8,674
Shareholder communication	12,122	900
Transfer agent	2,930	1,530
Travel and promotion	14,085	6,106
	100,246	86,686
Loss Before The Following Items	(85,717)	(68,035)
Interest Income	13,795	19,957
Gain On Sale Of Investments	-	447,441
Share of Loss of Significantly Influenced Investee (Note 4)	(116,500)	(33,000)
	(102,705)	434,398
(Loss) Net Income for the Period	(188,422)	366,363
Income (Loss) Per Share – Basic	$ (0.01)	$ 0.02
Income (Loss) Per Share – Diluted	$ (0.01)	$ 0.02
Weighted Average Number Of Shares Outstanding – Basic	23,122,143	22,467,699
Weighted Average Number Of Shares Outstanding – Diluted	23,452,143	22,866,275

The accompanying notes are an integral part of these interim financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	THREE MONTH PERIOD ENDED MARCH 31	
	2007	2006
(Loss) Net Income For The Period	$ (188,422)	$ 336.363
Other Comprehensive Income		
Net unrealized losses arising on available for sale investments arising during the period	(4,200)	-
Net unrealized gains on available for sale short term deposits arising during the period	8,349	-
Comprehensive (Loss) Income for the Period	$ (184,273)	$ 336,363

The accompanying notes are an integral part of these interim financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	THREE MONTH PERIOD ENDED MARCH 31 2007	2006
Cash Flows Provided By (Used In) Operating Activities		
(Loss) Net income for the period	$ (188,422)	$ 366,363
Add (Deduct) items not involving cash:		
Amortization	437	341
Depletion	1,751	3,321
Gain on sale of investments	-	(447,441)
Share of loss of significantly influenced investee	116,500	33,000
	(69,734)	(44,416)
Change in non-cash operating working capital items:		
Short term deposits	498,700	(1,914,000)
Accounts receivable	(3,104)	9,077
Prepaid expense	(39,140)	4,473
Exploration advances	(560,200)	(578,615)
Accounts payable and accrued liabilities	(36,271)	17,266
	(209,749)	(2,506,217)
Cash Flows Provided By Financing Activities		
Issue of share capital	-	500,000
	-	500,000
Cash Flows Provided By (Used In) Investing Activities		
Purchase of investments	-	-
Proceeds from disposal of investments	-	997,626
Long term advances	-	(290,975)
Mineral properties and deferred exploration expenditures	(102,154)	-
	(102,154)	706,651
Decrease In Cash And Cash Equivalents	(311,903)	(1,299,564)
Cash And Cash Equivalents, Beginning Of Period	370,494	2,261,853
Cash And Cash Equivalents, End Of Period	$ 58,591	$ 962,289
Interest Paid	$ -	$ -
Taxes Paid	$ -	$ -

The accompanying notes are an integral part of these interim financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENT OF STOCKHOLDERS' EQUITY

MARCH 28, 2007

	COMMON STOCK		CONTRIBUTED	ACCUMULATED OTHER	ACCUMULATED	TOTAL
	SHARES	AMOUNT	SURPLUS	COMPREHENSIVE INCOME	DEFICIT	STOCKHOLDER'S EQUITY
Balance, December 31, 2005	22,122,143	$ 11,076,998	$ 394,372	$ -	$ (5,993,283)	$ 5,478,087
Shares issued on exercise of warrants	1,000,000	500,000	-	-	-	500,000
Fair value of options vesting in year			12,000	-	-	12,000
Net income for the year	-	-	-	-	211,452	211,452
Balance, December 31, 2006	23,122,143	$ 11,576,998	$ 406,372	$ -	$ (5,781,831)	$ 6,201,539
Revaluation of investments and short term deposits to Market Value at January 1, 2007	-	-	-	525,038	-	525,038
Revaluation of short term deposits to Market Value at March 31, 2007	-	-	-	8,349	-	8,349
Revaluation of Investments to Market Value at March 31, 2007	-	-	-	(4,200)	-	(4,200)
Net loss for the period	-	-	-	-	(188,422)	(188,422)
Balance, February 28, 2007	23,122,143	11,576,998	406,372	529,187	(5,970,253)	6,542,304

The accompanying notes are an integral part of these interim financial statements.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2007

1. BASIS OF PRESENTATION

The interim financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2006, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash, short term deposits and short term investments with original maturities or redeemable features of ninety days or less from the date of acquisition.

c) Investments

Long term investments in which the Company has voting interests of 20% to 50%, or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends are credited to the investment accounts.

In accordance with the recommendations of section 3855 "Financial instruments – Recognition and Measurement of the Canadian Institute of Chartered Accountants handbook (Note 3) the Company has designated its investments over which the Company does not exercise significant influence as available for sale investments and reports them at fair value. The amounts by which fair values for these investments differ from written down cost represent unrealized gains and losses and are recognised in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of investments is market value. The market value of publicly traded investments is based on quoted market prices.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

d) *Oil and Gas Property*

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

Capitalized costs are depleted and amortized using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers. All other costs are expensed as incurred.

Annually, the Company performs a review of carrying costs of oil and gas property interests to assess whether such costs are fully recoverable from future cash flows, and any excess of carrying costs over future cash flows is included in depreciation and depletion in the current period.

e) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all direct exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production or written off if the property is sold or abandoned.

f) Long-Lived Assets (Continued)

Long-lived assets include oil and gas properties and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in oil and gas and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of oil and gas and mineral properties and capitalized costs and the need for asset impairment write-downs.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

f) Long-Lived Assets (Continued)

An exploration property is considered impaired when the Company has abandoned exploration on the property and the property no longer plays a significant strategic roll in developing a mineral resource. Uncertainty regarding the interpretation and application of laws can also lead to the impairment of an exploration property. In circumstances of regulatory uncertainty where the exploration property is not abandoned, the Company will expense associated exploration costs.

g) Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised. As at March 31, 2005, the Company does not have any asset retirement obligations.

h) Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in VIEs.

3. **NEWLY ADOPTED ACCOUNTING POLICY**

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

3. **NEWLY ADOPTED ACCOUNTING POLICIES** (Continued)

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

(i) Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognised in the income statement for the period.

(ii) Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company financial statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For the Company, other comprehensive income ("OCI") is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income ("AOCI") which is presented as a new category within shareholders equity in the Balance Sheet.

(iii) Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at March 31, 2007 the Company has not designated any hedging relationships.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2007

4. INVESTMENTS

	MARCH 31 2007	DECEMBER 31 2006
Investment in Company subject to significant influence		
Neutron Energy Inc, 10,750,000 Common Shares (2006 – 10,750,000 common shares)	$ 1,513,115	$ 1,513,115
The Company's 45.9% interest is being accounted for using the equity method as Neutron Energy Inc. has initiated the process to complete an initial public offering that will significantly dilute the Company's interest. Neutron Energy Inc. has issued convertible notes that if converted will result in the Company's interest being reduced to 29.3%.		
Share of Loss of Significantly Influenced Investee	(496,100)	(379,600)
	1,017,015	1,133,515
Other Investments		
Atacama Minerals Corp., 750,000 common shares March 31, 2007, disclosed at market value, (December 31, 2006, - disclosed at written down cost – 750,000 common shares with a quoted market value of $825,000).	825,000	436,184
Other investments, March 31, 2007, disclosed at market value, (December 31, 2006, - disclosed at written down cost with a quoted market value of $324,912).	320,714	188,692
	$ 2,162,729	$ 1,758,391

5. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring 6.0% of the production and development costs.

	MARCH 31 2007	DECEMBER 31 2006
Cost	$ 98,133	$ 98,133
Depletion	(44,516)	(42,765)
Net book value	$ 53,617	$ 55,368

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) Manitoba Properties

During the year ended December 31, 2003, the Company staked 27 mineral claims in the Lynn Lake area of Manitoba. In the year ended December 31, 2004, an additional 6 mineral claims in the Lynn Lake area were staked.

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

	MARCH 31 2007	DECEMBER 31 2006
Staking	**$ 29,066**	$ 29,066
Engineering and consulting	**63,900**	63,900
Survey and geophysical	**234,924**	234,924
Line cutting and roads	**137,912**	137,912
Supplies	**58,153**	58,153
Drilling	**282,500**	282,500
Assays	**22,079**	22,079
Reports and mapping	**40,980**	40,980
Mineral Exploration Assistance Program	**(171,181)**	(171,181)
	$ 698,333	$ 698,333

The Company received $nil from the Manitoba government in the three month period ended March 31, 2007 (year ended December 31, 2006 - $nil) under the Mineral Exploration Assistance Program, which funds up to 35% of eligible exploration expenditures for the Lynn Lake Property.

b) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005 and amended August 22, 2005, with Majestic Gold Corp. ("MJS"), for an option to acquire a 50% interest in MJS's 60% interest in three mining leases and 50% interest in any additional leases acquired within a 900 square kilometre area of interest, located in the Shandong Province in the People's Republic of China. The Company has earned its interest in the project by subscribing to private placement units of MJS for a total investment of $960,000. MJS will earn its 60% interest by funding exploration and development expenditures totalling US$4,263,094 (35,000,000 Yuan) by May 2008.

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) New Mexico Properties (U.S.A.)

The Company entered into an agreement on April 28, 2006 with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 396 unpatented mining lode claims and one state lease covering an area of 8,632 acres in the Ambrosia Lake mining district of New Mexico. The Company can earn its interest in the subject properties by:

(i) advancing $568,615 (US$495,000) to NEI, (paid)
(ii) by funding maintenance and exploration expenditures totalling $5,832,000 (US$5,000,000) as follows:

a) $699,840 (US$600,000) on or before April 28, 2007; ($699,840 - (US$600,000 paid) - $560,200 (US480,090 included in exploration advances)
b) $5,132,160 (US$4,400,000) on or before April 28, 2009.

Mineral Properties and deferred exploration expenditures for the New Mexico properties are comprised of the following amounts:

	MARCH 31 2007	DECEMBER 31 2006
Acquisition cost	**568,615**	568,615
Maintenance and exploration expenses	**381,485**	279,331
	950,100	847,946
Total mineral properties and deferred exploration expenditures	**1,648,433**	1,546,279

7. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2007

7. **SHARE CAPITAL** (Continued)

   b) Issued

   During the year ended December 31, 2006, the Company issued 1,000,000 common shares pursuant to the exercise of 1,000,000 warrants at $0.50 per share.

   c) Stock Based Compensation

   The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the three month period ended March 31, 2007 the Company recorded $nil (three month ended March 31, 2006 - $nil) in stock based compensation for options granted during the period.

   d) Options Outstanding

   As at March 31, 2007, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT MARCH 31 2007	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
50,000	1.10	50,000	October 8, 2010
25,000	1.00	25,000	December 15, 2010
1,025,000		1,025,000	

   During the three month period ended March 31, 2007, and the year ended December 31, 2006 no stock options were granted.

7. **SHARE CAPITAL** (Continued)

d) Options Outstanding (Continued)

A summary of changes in stock options for the three month period ended March 31, 2007 and the year ended December 31, 2006 is as follows:

	MARCH 31, 2007		DECEMBER 31, 2006	
	NUMBER	**WEIGHTED AVERAGE EXERCISE PRICE**	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of period	**1,025,000**	**$ 0.40**	1,025,000	$ 0.40
Granted	-	-	-	-
Exercised	-	-	-	-
Expired/cancelled	-	-	-	-
Balance, end of period	**1,025,000**	**$ 0.40**	1,025,000	$ 0.40

e) Share Purchase Warrants

A summary of changes in share purchase warrants for the three month period ended March 31, 2007 and the year ended December 31, 2006 is as follows:

	MARCH 31, 2007		DECEMBER 31, 2006	
	SHARES	**WEIGHTED AVERAGE EXERCISE PRICE**	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of period	-	$ -	1,000,000	$ 0.50
Granted	-	-	-	-
Exercised	-	-	(1,000,000)	(0.50)
Expired/cancelled	-	-	-	-
Balance, end of period	-	$ -	-	$ -

8. **RELATED PARTY TRANSACTIONS**

a) During the three month period ended March 31, 2006, the Company incurred management fees of $22,500 (2006 - $12,000), secretarial and office services of $4,500 (2006 - $6,300) and rent $nil (2006 – $2,140) from a company owned by the President.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2007

9. SUBSEQUENT EVENT

Subsequent to March 31, 2007 on May 3, 2007 the company completed private placement of 7,635,000 units at $1.00 each. Each unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009.

In payment for finders fees provided in connection with the private placement the Company has issued 457,275 finders units, and granted 457,275 finders options exercisable at $1.00 until May 31, 2009. Each finders unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009. Each finders option entitles the holder to acquire one finders unit under the same terms as the private placement units expiring May 3, 2009.

10. COMPARATIVE AMOUNTS

Certain of the comparative figures have been reclassified to conform with the presentation adopted for the current period.

12g Exemption
82-3480

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

SUPPL

TSX Venture: TSA

PRESS RELEASE

April 23, 2007

Trans America Industries Ltd. (TSX-V – TSA) announces that the number of units offered pursuant to the Company's private placement announced April 12, 2007 has been increased to 7,500,000 from 6,000,000 units. The offering price of $1.00, the $1.25 exercise price and two year term of the share purchase forming part of the unit remains the same. As do the 6.5% finders fee compensation to the registrants, which the Company has agreed to with the registrants involved in placing the units.

As previously announced the proceeds from the private placement have been allocated to the Company's Ambrosia Lake New Mexico region joint venture properties, and for general corporate purposes.

For further information regarding Trans America Industries Ltd., refer to the Company's website at www.trans-america.ca or refer to the Company's profile on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: John K. Campbell, President

12g Exemption 82-3480

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

TSX Venture: TSA

PRESS RELEASE

April 12, 2007

Trans America Industries Ltd. (TSX-V – TSA) has negotiated a private placement in the amount of 6,000,000 units of the Company at a price of $1.00 per unit for gross proceeds of up to $6,000,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant will entitle the placee to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from closing.

The Company has agreed to pay a finders fee to registrants in connection with this financing, whereby the registrants may elect to receive the fee, in whole or in part, in either: (i) cash equal to 6.5% of the gross proceeds from the offering; or (ii) finders units equal to 6.5% of the number of units sold under the offering. The finders units have the same terms as the units in the offering. In addition, the Company has agreed to issue finders options to the registrants equal to 6.5% of the number of units sold under the offering. Each finders option will entitle the holder to acquire one finders unit, for a period of two years from closing.

The proceeds from the private placement will be used for the Company's Ambrosia Lake New Mexico region joint venture properties, where the Company is required to spend US$5,000,000 on exploration over a two year period to earn its 50% interest, and for general corporate purposes.

For further information regarding Trans America Industries Ltd., refer to the Company's website at www.trans-america.ca or refer to the Company's profile on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

Per: John K. Campbell, President

12g# 82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032
website : www.trans-america.ca

TSX VENTURE: TSA

PRESS RELEASE

May 17, 2007

Trans America Announces Completion of Private Placement

Trans America Industries Ltd. (TSX-V – TSA) wishes to announce that it has completed a private placement of 7,635,000 units of the Company at a price of $1.00 per unit and has received the entire net proceeds of $7,635,000.

Each unit consists of one common share and one non-transferable share purchase warrant. One warrant will entitle the placee to acquire one additional common share of the Company at a price of $1.25 per share for a period expiring May 3, 2009. All shares derived from the offering are subject to a four month hold period ending September 4, 2007.

The Company agreed to pay a finder's fee to registrants in connection with this financing whereby the registrants could elect to receive the fee in whole or in part in either: (i) 6.5% of the cash value of the units sold under the offering or (ii) an equal value in units (the finder's units). The finder's units have the same terms as the units in the offering. In addition, the Company has agreed to issue finder's options to the registrants equal to 6.5% of the number of units sold under the offering. Each finder's option will entitle the holder to acquire one finder's unit under the same terms as the private placement units for a period expiring May 3, 2009.

All the registrants have elected to take units in lieu of the finder's fee and as a consequence an additional 457,275 units have been issued.

The proceeds from the private placement will be used for exploration of the Company's Ambrosia Lake, New Mexico joint venture uranium properties where the Company is required to spend US $5,000,000 on exploration over a three-year period to earn its 50% interest, and also for general corporate purposes.

The Company has received an updated NI 43-101 compliant report for its Ambrosia Lake Uranium Joint Venture properties prepared by Geoffrey S. Carter, P. Eng., a Qualified Person, which will be posted on Sedar.

TRANS AMERICA INDUSTRIES LTD.,
John K. Campbell

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and

conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca

12 g exemption
82-3480

TECHNICAL REPORT

ON THE

URANIUM RESOURCES

AT

AMBROSIA LAKE URANIUM PROJECT

MCKINLEY COUNTY, NEW MEXICO,
U.S.A.

ON BEHALF OF

TRANS AMERICA INDUSTRIES LTD.

#300-905 West Pender Street
Vancouver, British Columbia
V6C 1L6

Report for NI 43-101

BY:

G. S. CARTER, P. ENG.

May 15, 2007

BROAD OAK ASSOCIATES
365 Bay Street
Suite 304
Toronto, Ontario
Canada, M5H 2V1

TABLE OF CONTENTS

3.0 Summary

Trans America Industries Ltd. ("Trans America" or "Company"), is a mineral exploration company focusing its attention in North America. Trans America entered into a staking arrangement to acquire uranium properties in the Western United States. Under the agreement, dated April 1, 2005, the Company agreed to fund the initial acquisition costs to a total of US$1.25 million earning a 50% share interest at that time in Neutron Energy, Inc ("NEI"). NEI has extensive experience in the U.S. uranium industry. NEI has raised an additional US$30 million on a pre-public basis is in the process of raising significant additional capital to fund its extensive uranium properties. Trans America's share interest is being diluted and is now at approximately 15% and is subject to further dilution as further funds are raised.

The Ambrosia Lake uranium project of NEI is situated on the southern flank of the San Juan Basin, approximately 60 miles (96.5 kilometres) west of the city of Albuquerque, New Mexico. The project is comprised of one State of New Mexico General Mining Lease (the Cliffside mine lease) and 396 unpatented lode mining claims that have been leased from various individuals who staked the claims. Together, the leased mining claims and State General Mining Lease cover an area of approximately 8,362 acres (3,384 hectares). The surface lands covering the claims are managed by the US Bureau of Land Management and US Forest Service, as well as private land owners.

NEI has entered into a joint venture agreement (dated April 28, 2006), separate from the original funding agreement with Trans America Industries Ltd. of Vancouver, British Columbia, Canada for the Ambrosia Lake properties. Under the terms of the agreement between the two parties, Trans America must expend a specified sum of US$5 million on exploration and development activities on the properties over a three year period in order to earn a 50% interest in the project. NEI is the operator of the joint venture.

Uranium deposits on the subject lands and in the Grants mineral belt are primarily hosted in sandstones within the Westwater Canyon Member of the Jurassic-aged Morrison Formation. The deposits are associated with channel sandstones within a broad fluvial and alluvial fan complex in the Westwater Canyon Member, and mimic the shape and geometry of the host channels. Uranium minerals coat sand grains, occasionally replace clastic fragments in the sandstones, and fill voids between individual sand grains.

Historical data, which was collected prior to the adoption of National Instrument 43-101, indicate the presence of significant uranium mineralization at the Frosty-Ox, East Roca Honda, Palo Verde, Cliffside mine, and Mesa Redonda areas. More than 6 million pounds of U_3O_8 were mined from several deposits on the Cliffside mine lease (McLemore and Chenoweth, 1991), and significant un-mined uranium resources are present at the other localities, as indicated by historical drill hole data held by Neutron Energy, and as indicated by published information from the New Mexico Bureau of Geology and Mineral Resources and the New Mexico Geological Society. A "mineral resource" of 303,685 short tons averaging 0.165% eU_3O_8, containing 1,002,160 pounds of U_3O_8 was calculated for the "Frosty-Ox" deposit

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. Trans America, NEI, nor Broad Oak are treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon.

In the opinion of Broad Oak, the Ambrosia Lake properties of NEI hold good potential for the discovery of additional sandstone-hosted uranium deposits. The author recommends that NEI acquire as much of the historical data as possible, and undertake drilling programs to verify this historical information. The historical data should be evaluated to determine the geologic controls that localized the uranium mineralization, and undertake drilling programs to expand the areas of known mineralization. These programs should be sufficient to define the presence of mineral deposits and determine the economic viability of individual deposits.

Broad Oak believes that the Ambrosia Lake uranium project has merit, and is a significant project that should be pursued by its owner.

4.0 Introduction and Terms of Reference

Broad Oak Associates ("Broad Oak") was engaged by Trans America Industries Ltd. to provide an independent technical report. This report was prepared under the direction of Geoffrey S. Carter, a principal of Broad Oak and a Qualified Person. A site visit was made on Wednesday February 22, 2006, and several locations on the property were investigated for evidence of mineralization and previous drilling activity. Kelsey Boltz accompanied Geoffrey S. Carter on the visit. He had been active in the area as a geologist in the 1950's when it was actively being mined and explored. He is a Qualified Person and is the President and Chief Executive Officer of NEI. A visit to the NEI office was made on March 21-23, 2007 by Geoffrey S. Carter. Q.P.. The extensive data base that NEI has assembled in their offices has been made fully available to Broad Oak.

Sources of Data and Information Contained in This Report: This report has been prepared using data (including down-hole gamma logs) collected by several mining and exploration companies, including United Nuclear, Homestake Mining, Enerdyne Corporation, and Conoco, as well as internal (private) reports and studies undertaken by the previous property holders, studies and reports prepared on behalf of the property owners by third-party consultants, and published reports of the US Department of Energy, US Geological Survey, and the New Mexico Bureau of Mines and Mineral Resources. This technical information, and the work that served as the basis of the information, was collected prior to the adoption of National Instrument 43-101, and is not compliant with NI 43-101. However Broad Oak considers the information to be reasonable and reliable. Units of measurement used in this report are expressed in feet, miles (statute), pounds, short tons (2,000 pounds), etc. Uranium grades are expressed as $\%U_3O_8$, the standard marketing unit for uranium concentrates (which is generally expressed as $\%eU_3O_8$, or equivalent U_3O_8 determined by down-hole radiometric assaying).

Extent of Field Involvement of the Qualified Person: Broad Oak has examined the data relating to the Grants Project, which serves as the basis of this report, has had extensive discussions with Dean T. Wilton, Executive Vice President and C.O.O. of NEI, who is a Qualified Person and is currently working on the Grants project. Mr. Wilton and other NEI employees under his direction have now examined most of the historical data and find it to have been appropriately obtained under the prevailing standards at the time it was prepared.

Trans America has provided Broad Oak, as of the date of this report, with Certifications of Representation, from Mr. John K. Campbell President and C.E.O., and from Mr. Dean T. Wilton, Executive Vice President and C.O.O. of NEI, who is a Qualified Person.

5.0 Reliance on Other Experts

Broad Oak relied upon Neutron Energy, Inc. and their corporate council for information regarding the current status of legal title of the property, property agreements, corporate structure, and any outstanding environmental orders.

The author of this report has relied, in part, upon data and unpublished reports prepared by others prior to the adoption of National Instrument 43-101, as well as published documents. An examination of this information suggests that the information is both reliable and relevant to the evaluation of the Ambrosia Lake project. Copies of all data cited in this report are held by NEI in its Phoenix, Arizona office. The author has had discussions with Michael W. Coleman, LRPG (Regional Geologist), Dan W. Dowers, PG (Chief Geologist), and Dean T. Wilton, PG (Vice President) all of Neutron Energy, Inc. relating to the project and the data for the project.

6.0 Property Description and Location

NEI controls a significant land position within the Ambrosia Lake–San Mateo uranium mining district of west-central New Mexico. This land position, which is comprised of several individual parcels containing (in total) 396 unpatented lode mining claims and one State of New Mexico mineral lease, covers an area of approximately 8,362 acres (3,384 hectares) in portions of five townships in McKinley County, New Mexico. All of the properties currently controlled by NEI are leased from third parties, and are subject to annual lease payments to the claim owners, assumption of annual rental obligations payable to the State of New Mexico, and annual claim maintenance fees ($125.00 per claim per year) payable to the US Bureau of Land Management. Mineral production from the subject properties will require the payment of gross production royalties to the claim owners and the State of New Mexico (for production from the state lease only). The leases that NEI has executed with the claim holders make provisions for annual payments to the claim locators, and production royalties in the event mines are developed on the subject properties. There are no other obligations due to the claim owners.

Grants Mineral Belt


NAVAJO
INDIAN
RESERVATION
San Juan Co.
Sandoval Co.
McKinley Co.
ARIZONA
NEW MEXICO
Ambrosia Lake/Cliffside-
Frosty Ox Deposit
Ambrosia Lake/
East Roca Honda
Juan Tafoya/Marquez Deposit
Juan Tafoya Deposit
Cebolleta Project/
JJ Deposits
Cebolleta/St. Anthony
Deposit
Sandoval Co.
Bernalillo Co.
McKinley Co.
Cibola Co.
NEW
MEXICO
LEGEND
NEI Projects
City
Mines, Deposits, Undeveloped Deposits
Mount Taylor Volcanic Field
SCALE IN MILES

Fig 1 Location Map (Trans America's joint venture is on the properties in red)

The status of the leased mining claims has been reviewed by an independent land specialist and NEI's New Mexico-based outside counsel. The attorney has reviewed all title documents and claim filings, and has prepared a "title opinion" which has been reviewed by the author of this report. The attorney concluded that the claims have been filed in accordance with State and Federal laws, and all annual holding fees have been paid.

A copy of the General Mining Lease (HG-0078) issued to James A. Bonner has been provided to the author, and this lease appears to be in order. A title opinion, which was prepared by a Santa Fe, New Mexico-based attorney who is a specialist in mineral title matters, found the title to this lease to be in order. This lease has been assigned to NEI, in accordance with rules of the New Mexico Land Office.

The properties that are covered by this report include the following parcels:

<u>State of New Mexico General Mining Lease HG-0078:</u>
Township 14 North, Range 9 West, Section 36: All, 640 acres.

<u>ENDY Mining Claims, Enerdyne Endy Claims LLC (NMMC 171172-171333):</u>
Township 13 North, Range 8 West: Sections (all or parts): 2 through 6, 11 and 12;
Township 14 North, Range 8 West: Sections (portions): 31 and 32.

<u>Altos Claims, James A. and Julianne K. Bonner (NMMC 171917-173164):</u>
Township 14 North, Range 10 West: Sections (all or parts): 12 and 14.

<u>BRK Claims, James A. and Julianne K. Bonner (NMMC unknown):</u>
Township 14, Range 10 West: Sections (all or parts): 6, 8, 18.

<u>Gil Claims, James A. and Julianne K. Bonner (NMMC unknown):</u>
Township 13 North, Range 8 West: Sections (parts): 11 and 12;
Township 12 North, Range 7 West: Section (part): 18.

<u>REM Claims, James A. and Julianne K. Bonner (NMMC unknown):</u>
Township 13 North, Range 9 West: Section (all or parts): 8, 18, 20.

<u>ZAC Claims, James A. and Julianne K. Bonner (NMMC unknown):</u>
Township 13 North, Range 9 West: Section (all or parts): 5, 6, 12, 14;
Township 14 North, Range 8 West: Section (all or parts): 18, 31.

The surface estate covering most of the ENDY and GIL claims are managed by the US Forest Service (USFS). Surface administrative responsibilities for the Altos, most of the BRK, a portion of the ENDY claims, REM and portions of the ZAC claim blocks are vested with the US Bureau of Land Management (BLM). Portions of the BRK and ZAC claims are located on lands in which the surface is owned by private individuals. The surface overlying the General Mining Lease HG-0078 is owned by the State of New Mexico.

Exploration and mining activities conducted on lands managed by the USFS and BLM are governed by agency rules and regulations (BLM surface management regulations 43 CFR 3809, and USFS locatable minerals regulations 36 CFR Part 228, Subpart "A") under provisions of the National Environmental Policy Act (NEPA). Additional permits are required from the New Mexico Mining and Minerals Division of the Energy, Minerals and Natural Resources Department (EMNRD). The BLM, USFS and EMNRD entered into a Memorandum of Understanding (MOU), effective January 20, 2004, to provide for cooperation between the agencies and elimination of duplication of efforts between the agencies in the assessment and processing of exploration and mining permit applications. In addition to the requirements for permits to conduct exploration and

mining activities the State requires that all drill holes be "plugged" to prevent contamination of ground water aquifers or communication between aquifers.
There are no known environmental issues outstanding at this time.



McKinley County
Cibola County
Land Grants
Civil Colonies
ROCA HONDA DEPOSIT
MELRICH DEPOSIT
CLIFFSIDE MINE
INDEX
New Mexico
0
12000
SCALE IN FEET
T14N
T13N
T12N
Legend
Uranium Deposits
NEI Lands
Fault
Reduction Interface
NEUTRON ENERGY INC
Uranium Deposits
Ambrosia Lake
McKinley & Cibola Counties
New Mexico

Fig 2 Claim Locations

NEI has received a permit (MK013EM), issued by the New Mexico Energy, Mineral and Natural Resources February 21, 2007 for a drilling program on Section 36, Township 14 North, Range 9 West, McKinley County, New Mexico. NEI appears to be in full compliance with all applicable provisions of this permit.

7.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ambrosia Lake project is situated on the southern margin of the San Juan Basin of west-central New Mexico. The project area is characterized by a broad valley that contains the Ambrosia Lake mining district. The valley is surrounded by numerous medium to large mesas that stand as much as 1,000 feet (304 metres) above the surrounding countryside. The dominant topographic feature in the vicinity of the project is Mount Taylor, a dormant volcano which has an elevation of 11,302 feet (3,445 metres) above sea level. Elsewhere in the project area, elevations range from 7,300 to more than 7,800 feet (2,250 to 2,377 metres). The topography is flat to gently sloping within the valley floor and on the mesa tops, while the flanks of the mesas are dominated by very rugged topographic features and steep slopes. The area is populated with sparse mixed grasses, with stands of juniper and pinion pine trees, and is in a semi-arid high desert climate.

Temperatures at Grants (the nearest significant population center) range from lows of approximately 50 degrees Fahrenheit to daytime highs of 80 degrees Fahrenheit (9.9 to 26.6 degrees Celsius) in the summer season, and 10 to 40 degrees Fahrenheit (-12.2 to +4.4 degrees Celsius) in the winter. The area receives approximately 11 inches (279 millimetres) of precipitation annually, much of which comes in the form of afternoon thundershowers during the months of July and August. Winter precipitation can be as much as 13 inches (330 millimetres) of snow during the winter months. Winter snows and summer thunderstorms may create muddy ground conditions that interrupt access for short periods of time. Other than these short periods of muddy ground conditions, mineral exploration and mining activities can be conducted mostly without interruption throughout the year.

The project is located in west-central New Mexico, approximately 60 miles (96.5 kilometres) west-northwest of the city of Albuquerque, and 20 miles (32 kilometres) north-northeast of the town of Grants. A paved highway from the town of Milan (Grants) to the village of San Mateo and the Ambrosia Lake area provides excellent access to eastern and northern parts of the project area. Several dirt Forest Service and private ranch roads cross the project lands and provide access to nearly all parts of the project area. Rail service is available from the BNSF Railroad at Grants and Milan, and scheduled air service is available in Albuquerque.

The project area has sufficient surface resources to support mining and processing operations, tailings ponds, and mine waste dumps. There are numerous sources of water for milling purposes, and electricity and fuel are readily available in the area. Personnel experienced in underground mining, construction and mineral processing reside in Grants and the surrounding area.



Fig 3 Ambrosia Lake Project

8.0 History

The Ambrosia Lake project area has been explored by several firms (including Conoco, Homestake Mining, Kerr-McGee, and United Nuclear Corporation) intermittently since 1957, and at least 97 exploration holes have been drilled on the ENDY claims by various companies since that time (Nakaoka, 1989). Zones of uranium mineralization have been intersected by drilling on the ENDY claim block in the "Frosty-Ox" area, on northwest-most portion of the ENDY claims and an adjoining portion of the ZAC claims in the southwest quarter of Section 31, Township 14 North, Range 8 West; two discrete areas of mineralization in the west half of Section 6, Township 13 North, Range 8 West; and an area of mineralization in the southwest quarter of Section 11, Township 13 North, Range 8 West. NEI holds copies of gamma ray logs for each of these mineralized areas.

The Cliffside mine lease, which encompasses Section 36, Township 14 North, Range 9 West, is the site of the inactive Cliffside underground mine that was discovered in 1956, and brought into production in 1960 (Clark and Havenstrite, 1963). The Cliffside mine was one of the last mines to operate in the area, and was closed in 1985 (Chenoweth, 1989). Total production from the mine has been reported to be over 6 million pounds of U_3O_8 at an average grade of 0.41% U_3O_8 (McLemore and Chenoweth, 1991).

Other areas of reported uranium mineralization (McLemore and Chenoweth, 1991) on the subject properties include mineralization hosted in the Poison Canyon sandstone in Section 18, Township 13 North, Range 8 West (ZAC claims). Reported zones of mineralization hosted in the Westwater Canyon member of the Morrison Formation include Section 36, Township 14 North, Range 9 West (General Mining Lease HG-0078); and Sections 8 (BRK claims), 14 (Altos claims), and 18 (BRK claims), Township 14 North, Range 10 West (McLemore and Chenoweth, 1991).

A mineral resource estimate for the ENDY claims was prepared in 1989 by Robert Nakaoka of Geo-Management, Inc. on behalf of the property owner, Enerdyne Corporation. This estimate was prepared prior to the adoption of National Instrument 43-101, and is, therefore, not compliant with the policy, and the resource estimate was not prepared under the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum. This resource estimate was prepared using geological and gamma-ray logs from fourteen holes that were drilled at the Frosty–Ox deposit, utilizing estimation methodology developed by the technical staff of Kerr-McGee Oil Industries, the principal exploration and mining operator in the Grants district at the time (Nakaoka, 1989). The criteria employed to develop the estimate were:

1. Radiometric assays were determined from gamma-ray logs of drill holes;
2. A grade-thickness cut-off of 0.50 was utilized;
3. "Ore blocks" were defined with an outline of a fifty-foot radius, or half the distance to the nearest hole (whichever was less); and
4. A tonnage factor of 15.00 cubic feet per short ton was used.

A "mineral resource" (not NI 43-101 compliant) of 303,685 short tons averaging 0.165% eU_3O_8, and containing 1,002,160 pounds of U_3O_8 was calculated for the "Frosty-Ox" deposit.

Although historical maps indicated the presence of uranium mineralization in more than the fourteen holes included in the estimate, data from the additional holes could not be verified and was not included in the resource estimate. The author of this report has reviewed the resource estimation report, and the gamma-ray logs utilized in the preparation of the estimate, and have concluded that the data and the subsequent report are both reliable and relevant to the evaluation of the Ambrosia Lake project.

Other exploration drilling on the ENDY claim block encountered significant uranium mineralization but the density of drilling is insufficient to prepare mineral resource estimates. This historical data does, however, indicate potential for the discovery of additional mineralization on the property.

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. Trans America, NEI, nor Broad Oak are treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon.

9.0 Geological Setting

The Ambrosia Lake project is situated within the Grants mineral belt, on the southern flank of the San Juan Basin. The basin is a significant geological and topographic feature that covers much of the northwest portion of the state of New Mexico, and is a major geological and physiographic feature of the Colorado Plateau geologic province. The mineral belt is a west-northwest trending zone of sandstone-hosted (and some hosted in limestone) uranium deposits that extends from the western edge of the Rio Grande Rift, east of the town of Laguna, west-north-westerly to the vicinity of the town of Gallup, for a distance of more than 100 miles (161 kilometres). Locally the belt attains a width of approximately 25 miles (40 kilometres). This belt of deposits includes mining districts north of Laguna, the Ambrosia Lake-San Mateo area (north of Grants), Smith Lake, Crownpoint, and Church Rock. Collectively, the deposits of the belt have provided more than 44 percent of all uranium produced in the United States, and approximately 20 percent of the free world's uranium (Wright, 1980). One of the districts in the belt, Ambrosia Lake, has historic production of nearly 190 million pounds of U_3O_8 (Chenoweth, 1989).

Stratigraphy

The principal uranium deposits of the Grants mineral belt (which includes the Ambrosia Lake project) are hosted in fluvial sandstones of the Jurassic-aged Morrison Formation. The Morrison Formation has been subdivided into three formal Members:

- The Recapture Member is the lower-most unit of the Morrison Formation. The unit ranges from 70 to 250 feet (21 to 76 metres) in thickness in the Ambrosia Lake area, although it may locally be absent due to "scouring" by channels of the overlying Westwater Canyon Member. In the Ambrosia Lake area the Recapture Member is composed of clayey sandstone, sandy claystone, eolian sandstone, claystone and siltstone. The clayey sandstones and sandy claystones are pale red to "dusky" red in color, while the claystones and siltstones are reddish brown with mottled shades of grey. The sandstones are fine-grained and generally quartzose in composition, and are white to various shades of greenish, yellowish to purplish grey in color. The sandstones are moderately-to-poorly sorted. An upper-most sandstone lens is arkosic in composition and is light grey to orange-grey in color. This unit is lithologically identical to sandstones in the overlying Westwater Canyon Member (Santos, 1970), and may be difficult to distinguish from the Westwater Canyon;


R 10 W
R 9 W
R 9 W
R 8 W
T 15 N
T 14 N
T 13 N
T 12 N
Ambrosia Lake
Legend
Uranium Deposits
NEI Claim Boundary
New Mexico
INDEX
0
10000
SCALE IN FEET
N
Issue
Date
Drawn
JOW
2/16/06
Checked
TW
Approved
TW
Revised
Revised
NEUTRON ENERGY INC
Claims & Uranium Deposits
Ambrosia Lake
McKinley & Cibola Counties
New Mexico
M:\clients\NEI\Grants\Regional-Geology.dwg plotted: 02/16/2006

Fig 4 Geological Setting

- The Westwater Canyon Member overlies the Recapture Member, and is the principal unit of economic interest in the Ambrosia Lake project area. The unit ranges from 90 to 290 feet (27.4 to 88.4 metres) in thickness in the Ambrosia Lake district. It regularly forms "ledgy" cliffs and grit-covered slopes. It ranges from red, reddish-grey, to yellowish-grey on outcrop and is reddish to grey in the subsurface, depending upon the oxidation state of the unit. It is a fine to very fine grained, and also contains locally conglomeratic, poorly sorted friable feldspathic sandstones (Condon and Peterson, 1986), and contains local zones and interbeds of variegated mudstone. The Westwater Canyon Member was deposited in a braided stream, fluvial environment. A prominent sandstone, the Poison Canyon sandstone, of local usage, which hosts significant uranium deposits in the southern part of the Ambrosia Lake district, is present in the upper-most part of the Westwater Canyon, and it interfingers with the overlying Brushy Basin Member. It is approximately 20 to 90 feet (6 to 27 metres) thick, and is compositionally similar to other sandstones of the Westwater Canyon (Santos, 1970).; and
- The upper-most unit of the Morrison Formation is the Brushy Basin member, which ranges from 40 to 220 feet (12 to 67 metres) in thickness, overlies the Westwater Canyon member, and inter-fingers with the Poison Canyon sandstone. The unit attains a thickness of 40 to 220 feet (12 to 67 metres) and is predominantly clay facies, and ranges from claystone to very fine grained sandstones.

The Cretaceous-age Dakota Sandstone overlies the Brushy Basin Member of the Morrison Formation throughout the project area. The Dakota ranges from 135 to 250 feet (41 to 76 metres) in thickness. Overlying the Dakota is the Cretaceous-age Mancos Shale, a thick sequence (695 to 800 feet, or 212 to 244 metres) of shale with minor sandstones. The Gallup Sandstone and Crevasse Canyon Formations overly the Mancos locally, particularly on the east side of the project area.

Structure

The project area is on the south flank of the San Juan Basin, an area that has been named the Chaco Slope. Regionally, the sediments on the south flank of the basin dip to the north and northeast into the basin, but dips have been modified locally by folds.

The Ambrosia Lake area is the most structurally disrupted portion of the Chaco Slope (Santos, 1970), with numerous folds and faults in the area. Folds of particular importance include the Ambrosia Dome, an asymmetrical fold with steep dips on its south flank, and the similar San Mateo dome, which is located north of the ENDY claims (Santos, 1966a).

The project area is cut by numerous high angle faults that strike from north 10 degrees west to north 40 degrees east (Falkowski, 1980). Faults are generally down-dropped to the east (Santos, 1966a, 1966b, Santos and Thaden, 1966). Of particular note are the San Mateo and parallel San Rafael fault zones, which strike northeast and are down-dropped to the east-southeast. The San Mateo fault, which is on the western-most portion of the Ambrosia Lake project area, is the eastern boundary of a horst (Hazlett and Kreek, 1963). There is a major "tongue" of oxidation that extends toward the San Juan Basin for a distance of several thousand feet between these two fault zones.


Stratigraphic Section
Ambrosia Lake area, McKinley and Cibola Counties, New Mexico
AGE
GROUP
FORMATION
MEMBER
LITHOLOGY
THICKNESS (Feet)
CHARACTER
Upper Cretaceous
Mesa-verde
Point Lookout Sandstone
Crevass Canyon Formation
Gallup Sandstone
Mancos Shale
Dakota Sandstone
Upper Jurassic
Morrison Formation
San Rafael
Bluff Sandstone
Summerville Formation
Todilto Limestone
Estrada Sandstone
Upper Triassic
Chinle Formation
San Andres Limestone
80-160
0-140
100-140
180-300
60-150
220-400
0-40
80-180
0-120
140-160
10-40
600-650
95-150
50-90
85-160
40-220
90-290
70-250
235-370
160-270
25-35
150-185
40-80
80-115
1100-1600
95-115

Fig 5 Stratigraphic Section

10.0 Deposit Types

Uranium mineralization in the Grants mineral belt (which includes the Ambrosia Lake-San Mateo district that encompasses the Ambrosia Lake project) occurs as sandstone-hosted deposits hosted primarily in fluvial clastic units of the Jurassic-aged Morrison Formation. Two major types of sandstone-hosted deposits have been identified in the area (Kittel, Kelley, and Melancon, 1967; Granger and Santos, 1986):

- Trend deposits, which have also been described as "pre-fault", "primary" or "roll". The trend deposits occur as broad, undulatory layers of uranium mineralization controlled primarily by the stratigraphic characteristics of the host sandstones. Mineralization in the trend deposits was localized by humic acids (humates) which acted as the reductants to precipitate uranium from ground water; and
- Redistributed deposits, which have also been described as "post-fault", "stack", or "secondary" deposits are irregularly shaped zones of mineralization that were controlled by both the stratigraphic characteristics of the host rocks, as well as structural features. The redistributed deposits are the product of destruction (or remobilization) of trend uranium deposits by oxidation, and have little, if any, humate remaining associated with the mineralization.

Individual uranium deposits range in size from a few tons to several million tons. The deposits are roughly tabular and irregular in shape, and may be elongate in a west-northwest direction (reflecting some of the characteristics of the host channel sandstone units of the Westwater Canyon Member of the Morrison Formation). Individual deposits range in size from a few feet in width and length to deposits which may be several tens of feet in thickness, several hundred feet in width, and several thousand feet in length (Fitch, 1980).

11.0 Mineralization

Historical information, which is not NI 43-101 compliant, indicates numerous zones of uranium mineralization are present on the subject properties, including three well documented zones on the ENDY claim block. All of the mineral deposits are hosted in the Westwater Canyon member of the Morrison Formation. The most advanced of the zones is the Frosty-Ox deposit, which is located on the northwest boundary of the ENDY and ZAC claims. Within the deposit, there are two separate lenses of mineralization in sands of the upper portion of the Westwater Canyon, and these mineralized lenses overlap each other. Significant mineralization (utilizing a grade times thickness cut off of 0.50) was intersected in fourteen holes:

Hole No.	Intercept (Beginning feet)	Thickness (feet)	Grade (%eU_3O_8)	Lens
RW-2	1,620	15.5	0.29	UB-1
	1,621	14.5	0.31	LB-2
RW-7	1,592	8.0	0.33	UB-1
RW-8	?	29.0	0.062	UB-1
RW-10	1,589	27.0	0.23	LB-2
RW-12	1,677	6.0	0.23	LB-2
RW-15	1,622	8.0	0.10	UB-1
3002	1,548	7.0	0.08	UB-1
	1,569	14.5	0.122	LB-2
3105	1,515	16.0	0.12	UB-1
	1,588	9.0	0.19	LB-2
2904	1,548	6.0	0.12	UB-1
2809	1,672	20.0	0.25	LB-2
P-1	?	13.5	0.055	?
	?	19.0	0.077	LB-1
CC.1-1.1	1,572	20.0	0.121	LB-1
DD.6-5.5	1,543	16.0	0.111	UB-1
	1,572	11.0	0.076	LB-2
BB-0.8	?	19.0	0.062	LB-1

The mineralization appears to correlate from hole to hole within the respective lenses, although additional drilling may be needed to confirm this observation. The orientation of the mineralized lenses in this deposit do not appear to follow that of typical "trend" deposits elsewhere in the Ambrosia Lake district (west-northwest), and more closely approximate the strike of several of the faults (although there are no faults with a strong northeast grain in the immediate vicinity of this mineralized zone) in the general vicinity. It is not clear, therefore, if the Frosty-Ox deposit is a trend or redistributed uranium deposit. The Frosty-Ox mineralized zone is situated within a broad tongue of oxidation that is located between the San Mateo and San Rafael fault zones. Other uranium deposits in the immediate vicinity (for instance, the Melrich deposit) also demonstrate more random orientations than the "trend" deposits west of the San Mateo fault.

Data covering the adjoining State of New Mexico General Mining Lease (the "Cliffside mine" property) suggests that the Frosty-Ox deposit continues west onto the eastern portion of the State lease. Among the mineralized holes present on the east side of the Cliffside lease are:

Hole No.	Intercept (Beginning feet)	Thickness (feet)	Grade (%eU_3O_8)
M 73	?	6.0	0.16
and	?	2.0	0.13
and	?	3.0	0.16
V 13	?	4.5	0.52
W 11	?	8.0	0.23
W 12	?	4.0	0.33
and	?	8.0	0.32
W 13	?	5.0	0.22
X 11	?	2.0	0.21
and	?	3.0	0.10
X 12	?	9.0	0.10
and	?	11.0	0.27
and	?	11.0	0.07
and	?	8.0	0.20
40	?	5.5	0.10
and	?	13.0	0.30
81	?	6.0	0.21
161	?	8.5	0.49
163	?	7.0	0.11
164	?	10.0	0.205
165	?	6.0	0.13
and	?	27.0	0.45
and	?	9.5	0.18
168	?	3.0	0.12
170	?	3.0	0.13
172	?	4.0	0.12
X 11	?	2.0	0.21
and	?	3.0	0.10

Other zones of mineralization on the ENDY claims are located in the west half of Section 6, and Section 11, Township 13 North, Range 8 West. The orientation of one of the pods of mineralization in Section 6 follows that of the "trend" deposits in the main part of the Ambrosia Lake area, while the controls for the other zone in Section 6 are not clear.

Wide-spaced drilling undertaken by Conoco in Section 11 appears to have intersected a southeasterly extension of the adjoining Roca Honda deposit. The shape and orientation of the adjoining Roca Honda deposit suggests that it may be a trend deposit, although the nature of the mineralization and possible association with humate is not clear at this time. The uranium mineralization in Section 11 is at depths ranging from 2,580 to 2,985 feet (786 to 910 metres), in the following holes:

Hole No.	Intercept (Beginning feet)	Thickness (feet)	Grade (%eU_3O_8)
C-3	2,934	8.0	0.06
	?	15.5	0.15
C-9	2,914	10.0	0.30
C-11	2,966	6.0	0.18
C-12	3,012	24.5	0.17
C-13	2,987	29.0	0.12

Published data (McLemore and Chenoweth, 1991) indicate the presence of unmined uranium deposits on the BRK claims at Mesa Redonda (Section 18, Township 14 North, Range 10 West) and the Palo Verde deposit area (ZAC claims) in Section 18, Township 13 North, Range 8 West. Neutron Energy, Inc. does not have any historical data relating to these reported uranium deposits.

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. Trans America, NEI, nor Broad Oak are treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon.

12.0 Exploration

Neither NEI nor Trans America have undertaken any exploration on the properties covered by this report, other than compilation of available historical and published information.

13.0 Drilling

Neither NEI nor Trans America has carried out any drilling on the subject properties.

14.0 Sampling Method and Approach

Exploration drilling carried out by the previous operators of the Ambrosia Lake project involved the use of conventional, or open-hole, rotary drilling to explore for and sample zones of uranium mineralization on the properties. Holes were designed to penetrate the target horizon, which is the Westwater Canyon Member of the Morrison Formation, and were terminated in the Recapture Member of the Morrison Formation. Samples of the rotary cuttings were collected at intervals of 5 or 10 feet (1.5 to 3.04 metres) and the samples were examined by a geologist, who prepared a lithologic log describing rock types, alteration, presence and nature of carbonaceous material, accessory minerals (including pyrite, hematite and/or limonite), oxidation state of the target sediments, and other geologic information. Drill cuttings samples were rarely used for geochemical analysis. The standard operating procedure in the US uranium industry during the time of the Ambrosia Lake exploration program was to continuously log each drill hole with a down-hole probe, which recorded gamma radioactivity, S-P (self potential), and single point resistivity values. Equivalent uranium (% eU_3O_8) grades, which are radiometric assays, were calculated from the resulting gamma ray logs.

As the target horizons on the Grants Uranium Project are at depths of 1,000 feet or more below the surface, neither NEI nor Trans America has collected any samples from the subject properties for geochemical analysis.

15.0 Sample Preparation, Analysis, and Security

All of the drill holes drilled at the Ambrosia Lake project were logged with a continuous surface recording natural gamma-ray/S-P/resistivity probe unit. Gamma-ray log values were then used to calculate radiometric grades from all of the mineralized holes. Much of the gamma logging was done by Century Geophysical Corporation or Dalton Well Logging, experienced independent geophysical logging contractors, on behalf of Enerdyne Corporation, Homestake Mining Company, and United Nuclear Corporation. Additionally, some of the holes drilled on the property by Homestake Mining were logged with company-owned equipment. The gamma logging equipment was periodically calibrated at "test pits" of the Department of Energy facilities near Grants, New Mexico and Grand Junction, Colorado. Although NEI has copies of the gamma-ray logs, it is not aware of any data to indicate that core samples were collected from the mineralized horizons. The security of any samples would be that pertaining at the tine they were collected.

16.0 Data Verification

Property Examination

G. S. Carter visited the property on Wednesday February 22, 2006, and visits were made to several locations on the property to examine the geological setting and examine the different rocks where they outcropped. No known mineralization from the deposit outcrops on the site so it was not possible to obtain any samples for independent testing. Kelsey Boltz accompanied G. S. Carter on the site visit. However the author wishes to stress that all the available data for the property had not been prepared by any employees of Trans America or NEI.

All of the data cited in this report is of an historic nature, and was collected prior to the adoption of National Instrument 43-101. The author of this report has examined the cited data, including the gamma-ray/S-P/resistivity logs which served as the basis for the determination of radiometric assays for the mineralized zones. This data appears to meet the standards employed by the uranium exploration and mining industry in the United States at the time it was collected. The gamma-ray logging was done primarily by Century Geophysical Corporation and Dalton Well Logging, two very experienced and professional organizations who had a long history of providing logging services to the uranium industry.

While the data which served as the basis for the historical resource estimates was not available for review and comparison, it is the author's opinion that the historical work was undertaken under industry standards that prevailed at the time.

17.0 Adjacent Properties

The project is situated within the Ambrosia Lake mining district, which is the largest producing mining district in the prolific Grants-Gallup mineral belt. There are numerous inactive underground uranium mines in the general vicinity of the project, and there are several mines and known mineral deposits which adjoin the project. Of particular note are the Mt. Taylor uranium mine of Rio Grande Resources, which is located 1.5 miles south of the eastern end of the ENDY and GIL claims, the undeveloped Roco Honda uranium project of Strathmore Minerals, which immediately adjoins a parts of the Grants uranium project, the Cliffside mine, which is contiguous with the western boundary of the ENDY claims, and the Melrich deposit of Laramide Resources, which is completely surrounded by NEI's claims in Section 32, Township 14 North, Range 8 West.

All of the adjoining properties contain uranium mineralization hosted by sandstone units of the Westwater Canyon member of the Morrison Formation, the same unit that hosts the uranium mineralization on the Grants project properties.

18.0 Mineral Processing and Metallurgical Testing

Neither NEI, Trans America nor Broad Oak are aware of any metallurgical tests, or process design studies carried out on mineralized samples from the Grants Project properties.

19.0 Mineral Resource and Mineral Reserve Estimates

There are no NI 43-101 compliant reserves or resources on these properties.

20.0 Other Relevant Data and Information

Broad Oak has no knowledge of other relevant data or information.

21.0 Interpretation and Conclusions

While the cited resources attributable to the Grants Uranium Project are historical in nature, and have not been verified by Trans America, NEI or Broad Oak, it is the opinion of the author that the historical estimates of uranium mineralization are both reliable and relevant to the evaluation of the project.

Several of the properties that make up the Ambrosia Lake Project of Trans America and NEI host significant uranium mineralization based on historical data in the Westwater Canyon member of the Morrison Formation. The geology of these occurrences is very similar to that of most of the formerly producing mines of the prolific Ambrosia Lake mining district. While none of the mineralized zones reviewed by the author of this report have been sufficiently explored to determine if the outlined targets host ore deposits, it is clear from the available data that the mineralized targets are significant. These target zones require additional drilling to determine the full extent of the mineralization, as well as the continuity of mineralization between drill holes, and the effects (if any) of disequilibrium on the radiometric grades calculated from the gamma-ray logs.

It appears from the data available on the ENDY claims that two of zones of uranium mineralization, the Frosty-Ox and Section 11 deposits, have not been fully constrained by drilling. The northeast trending Frosty-Ox deposit has been "closed off" by drilling to the northeast, but is not fully defined to the southwest, or along its margins to the north and south or westerly onto the adjoining Cliffside mine lease The Section 11 target has only been tested by only twelve holes in the south half of the Section, and only two of the holes are within 400 feet (122 metres) of each other.

22.0 Recommendations

Geoffrey S. Carter, the Qualified Person preparing this Technical Report, believes that the character of this Grants Uranium Project is of sufficient merit to justify the following two stage program.

The Ambrosia Lake project properties are well situated within the east Ambrosia Lake/San Mateo mining district of the Grants mineral belt - straddling the Ambrosia Lake mineral trend, and directly adjoining substantial uranium deposits at Roca Honda (south of the ENDY claims) and the Melrich deposit (which is surrounded by the ENDY claims). Historical drilling on NEI/Trans America controlled properties intersected strong uranium mineralization on the claim block:

1. The Frosty-Ox zone, which has been estimated to host approximately 1 million pounds of U_3O_8 (not NI 43-101 compliant), is located in the northwestern part of the claim block (and straddles the boundary between the ENDY claims and the adjoining ZAC and GIL claims);

2. The so-called Enerdyne deposit (which does not have a historical resource estimate), which is located near the western boundary of the claim block;

3. An easterly extension of the Roca Honda uranium deposits, which is indicated by several strongly mineralized wide-spaced holes drilled by Conoco;

4. The reported Mesa Redonda deposit;

5. The Cliffside mine lease; and

6. The Palo Verde deposit.

A multi-staged program of activities is recommended for the Ambrosia Lake Uranium Project:

Based upon the historical drilling information it is clear that this is a project of considerable merit, and justifies additional work to provide first-hand geological, geophysical, and geochemical data for the three mineral zones described below. All of the geological and "mineral resource" data pertaining to the project predates National Instrument 43-101, and is not compliant with NI 43-101. A two-phase exploration program is proposed to provide first-hand geological, geochemical, and geophysical data for these mineralized zones.

Phase I: Collect all available geological and geochemical data relating to the project, and synthesize the information into a series of comprehensive maps and cross-sections depicting thickness and grades of uranium mineralization, facies of the Westwater Canyon Member, isopachs of the various sandstone units within the Westwater Canyon, and structural features that may have influenced the emplacement of uranium mineralization. Efforts should be made to "trade" data with the owners of adjoining properties in order to better understand the nature and extent of mineral trends. This phase of work should be completed prior to the commencement of any drilling on the property. It is expected that this stage of work will require five months to complete, and will result in final plans for the first stage of drilling on the project. Collection of environmental base-line data (threatened/endangered species survey, archeological and historical resources surveys, etc.) should be undertaken during this phase in order to prepare and submit a Plan of Operation to the US Forest Service.

Costs for the first phase of the project are estimated to be:

Task	Duration	Cost (US $)
Geological Services	5 months	$49,500
Travel & Living	5 months	$13,000
Permitting and Bonding	4 months	$80,000
Surveying	1 month	$3,000
Drafting, Data Services	3 months	$18,700
BLM Claim Fees	1 month	$49,500
Ancillary Costs	5 months	$4,600
TOTAL Phase I:	**5 months**	**$218,300**

Phase II: The recommended program for Phase II includes a rotary drilling program to obtain first-hand data on the nature and extent of uranium mineralization and to verify segments of the historical data relating to the geology and mineralization on the ENDY claims. Included in the Phase II recommendation are eleven rotary holes in the Frosty-Ox and Section 6 areas, averaging 1,650 feet in depth, totalling 18,150 feet. Four holes of 3,000 feet each are recommended in the Section 11 target area to follow up on the results of the earlier Conoco drilling. All holes will be probed with down-hole gamma, S-P, and resistivity logging equipment. Costs for the Phase II program are estimated to be:

Task	Duration	Cost (US$)
Geological Services	6 months	$78,835
Travel & Living	6 months	$20,000
Rotary Drilling	4 months	$241,200
Probing	4 months	$60,300
Drill Hole Plugging	4 months	$30,150
Site Preparation	2 months	$9,500
Site Reclamation	2 months	$12,500
Supplies	N/A	$2,000
Vehicle costs	5 months	$4,500
Surveying	2 months	$5,500
Drafting	2 months	$11,000
Data Services	1 month	$5,000
Ancillary Costs	N/A	$10,000
TOTAL Phase II:	**6 months**	**$490,485**

It is anticipated that after these two phases have been completed, exploration will continue on these properties and the others listed above. This next phase could cost in the range of US$2 to US$3 million.

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. Trans America, NEI, nor Broad Oak are treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon.

23.0 References

Adams, Samuel S. and A. E. Saucier, 1981; Geology and Recognition Criteria for Uraniferous Humate Deposits, Grants Uranium Region, New Mexico, Final Report; US Department of Energy Open File Report GJBX-2(81), 225 pp. and 9 plates.

Brookings, Douglas S., 1975; Uranium Deposits of the Grants, New Mexico Mineral Belt; US Energy Research and Development Administration report AT(05-1)-1636-1; 153 pp.

Chenoweth, William L., 1989; Ambrosia Lake, New Mexico-A Giant Uranium District; in Anderson, Orin J., Spencer G. Lucas, David W. Love, and Steven M. Cather, eds., Southeastern Colorado Plateau Guidebook, New Mexico Geological Society Fortieth Annual Field Conference, p. 297-302.

Clark, Dean S. and Stuart R. Havenstrite, 1963; Geology and Ore Deposits of the Cliffside Mine, Ambrosia Lake Area; in Kelly, Vincent C., compiler; Geology and Technology of the Grants Uranium Region; New Mexico Bureau of Mines and Mineral Resources Memoir 15; p. 108-116.

Condon, Steven M. and Fred Peterson, 1986; Stratigraphy of Middle and Upper Jurassic Rocks of the San Juan Basin: Historical Perspective, Current Ideas, and Remaining Problems; in n Turner-Peterson, Christine E., Elmer S. Santos and Neil S. Fishman, eds., A Basin Analysis Case Study: The Morrison Formation, Grants Uranium Region, New Mexico; American Association of Petroleum Geologists, AAPG Studies in Geology #22, p. 7-26.

Craig, Lawrence C. and Others, 1955; Stratigraphy of the Morrison and Related Formations, Colorado Plateau Region – A Preliminary Report; US Geological Survey Bulletin 1009-E, 43 pp.

Falkowski, Stephen K., 1980; Geology and Ore Deposits of Johnny M Mine, Ambrosia Lake District; in Rautman, Christopher A., compiler, Geology and mineral technology of the Grants uranium region, 1979; New Mexico Bureau of Mines and Mineral Resources Memoir 38, p. 230-239.

Fitch, David C., 1980; Exploration for Uranium Deposits, Grants Mineral Belt; in Rautman, Christopher A., compiler, Geology and mineral technology of the Grants uranium region, 1979; New Mexico Bureau of Mines and Mineral Resources Memoir 38, p. 40-51.

Granger, Harry C. and Elmer S. Santos, 1986; Geology and Ore deposits of the Section 23 Mine, Ambrosia Lake District, New Mexico; in Turner-Peterson, Christine E., Elmer S. Santos and Neil S. Fishman, eds., A Basin Analysis Case Study: The Morrison Formation, Grants Uranium Region, New Mexico; American Association of Petroleum Geologists, AAPG Studies in Geology #22, p.185-210.

Hazlett, George W. and Justin Kreek, 1963; Geology and Ore deposits of the Southeastern Part of the Ambrosia Lake Area; in Kelly, Vincent C., compiler; Geology and Technology of the Grants Uranium Region; New Mexico Bureau of Mines and Mineral Resources Memoir 15; p. 82-89.

Hilpert, Lowell S., 1969; Uranium Resources of Northwestern New Mexico; US Geological Survey Professional Paper 603, 166 pp. and 3 plates.

Kelley, Vincent C. (compiler), 1963; Geology and Technology of the Grants Uranium Region; New Mexico Bureau of Mines and Mineral Resources Memoir 15, 277 pp.

Kittel, Dale F., Vincent C. Kelley, and Paul E. Melancon, 1967: Uranium Deposits of the Grants Region; in Trauger, Frederick, editor, Guidebook of Defiance—Zuni-Mt. Taylor Region, Arizona and New Mexico; New Mexico Geological Society Eighteenth Field Conference, p.173-183.

McLemore, Virginia T. and William L. Chenoweth, 1991; Uranium Mines and Deposits in the Grants district, Cibola and McKinley Counties, New Mexico; New Mexico Bureau of Mines and Mineral Resources Open-file Report 353, 33 pp.

Nakaoka, Robert, 1989; Summary of Estimated Uranium Resources on the Frosty-Ox Claims, Ambrosia Lake Area, McKinley County, New Mexico; Private report from Geo-Management, Inc to Enerdyne Corporation, 155 pp. and 3 plates.

Rautman, Christopher A. (compiler), 1980; Geology and mineral technology of the Grants uranium region, 1979; New Mexico Bureau of Mines and Mineral Resources Memoir 38, 400 pp.

Santos, Elmer S., 1966 (a); Geological Map of the San Lucas Dam Quadrangle, McKinley County, New Mexico; US Geological Survey Map GQ-516.

Santos, Elmer S., 1966 (b); Geological Map of the San Mateo Quadrangle, McKinley and Valencia Counties, New Mexico; US Geological Survey Map GQ-517.

Santos, Elmer S. and Robert E. Thaden, 1966; Geologic Map of the Ambrosia Lake Quadrangle, McKinley County, New Mexico; US Geological Survey Map GQ-515.

Santos, Elmer S., 1970; Stratigraphy of the Morrison Formation and Structure of the Ambrosia Lake District, New Mexico; US Geological Survey Bulletin 1271-E; 30 pp. and 1 plate.

Saucier, A. E., 1979; Grants Uranium Region Guidebook, Albuquerque to Ambrosia Lake, New Mexico, 29 pp.

Smith, Robert B., compiler, 1970; Guidebook of the Grants Uranium Region, New Mexico; unpublished guidebook for Mobil Oil Corporation, Uranium Exploration Division.

Turner-Peterson, Christine, 1986; Fluvial Sedimentology of a Major Uranium-Bearing Sandstone – A Study of the Westwater Canyon Member of the Morrison Formation, San Juan Basin, New Mexico; in n Turner-Peterson, Christine E., Elmer S. Santos and Neil S. Fishman, eds., A Basin Analysis Case Study: The Morrison Formation, Grants Uranium Region, New Mexico; American Association of Petroleum Geologists, AAPG Studies in Geology #22, p. 47-75.

Turner-Peterson, Christine E., Elmer S. Santos, and Neil S. Fishman (editors), 1986; A Basin Analysis Case Study: The Morrison Formation, Grants Uranium Region, New Mexico; American Association of Petroleum Geologists, AAPG Studies in Geology #22, 391 pp. and 2 plates.

Wentworth, David W., 2004: Endy Claims; Private report to Enerdyne Corporation, 4 pp.

Wright, Robert J., 1980; Grants and World Uranium; in Rautman, Christopher A., compiler, Geology and mineral technology of the Grants uranium region, 1979; New Mexico Bureau of Mines and Mineral Resources Memoir 38, p. 22-35.

24.0 Date and Signature Page

CERTIFICATE of AUTHOR

I, Geoffrey S. Carter P. Eng., do hereby certify that:

1 I am a Principal of:
Broad Oak Associates
365 Bay Street, Suite 304
Toronto, Ontario,
Canada, M5H 2V1

2. I graduated with an Honours Bachelor of Science (1968) degree in Mining Engineering from University of Wales, University College Cardiff, South Wales, UK in 1968

3. I am a member of the Professional Engineering Association of Manitoba, (5341) and I am a Professional Engineer in Ontario, (100084354. I am also a member of the Canadian Institute of Mining and Metallurgy.

4. I have practiced my profession in excess of thirty five years.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education and past relevant work experience, I fulfill with requirements to be a "qualified person" for the purposes of NI 43-101. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer's representatives. My relevant experience for the purpose of this report is:

   - Anglo American Corporation 1968-1983, Mine Engineer, General Mine Foreman, Hudson Bay Mining and Smelting Limited, Vice President Operations Inspiration Coal.
   - Senior Mining Engineer - Project Technical Evaluation Hudson Bay Mining and Smelting Co. Limited 1980-1981
   - Mining Analyst, Midland Doherty, 1983-1986
   - Author of several Technical Reports, 2002-2007

6. I am responsible for the preparation of the technical report titled Technical Report and dated May 15, 2007 (the Technical Report) related to Ambrosia Lake Uranium project. I visited the property on February 22, 2006.

7. I have had prior involvement with the properties that are the subject of the Technical Report. I wrote the Technical Report titled the "Grants Uranium Project" dated June 27, 2006.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the 15th Day of May, 2007

Signature of Geoffrey S. Carter, P. Eng.

LICENSED PROFESSIONAL ENGINEER
G.S. CARTER
100084354
PROVINCE OF ONTARIO

Seal or Stamp

Geoffrey S. Carter

Printed name of Geoffrey S. Carter, P. Eng.

Geoffrey S. Carter
Broad Oak Associates
365 Bay Street, Suite 304
Toronto, Ontario
Canada, M5H 2V1
Tel: 416-594-6672
Fax: 416-594-3446
Email: BOA@Broadaok.ca

25.0 Additional Requirements for Technical Reports on Development Properties and Production Properties

As there are no NI 43-101 compliant resources, this cannot be considered to at the development or production stage.

26.0 List of Illustration

CONSENT OF AUTHOR

To: securities commissions and exchanges where filed

I, Geoffrey S. Carter, do hereby consent to the filing of the written disclosure of the report titled Resources at the Ambrosia Lake Uranium project and dated May 15, 2007 (the Technical Report) and any extracts from or a summary of the Technical Report in the material change report Trans America Industries Ltd. and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure of Trans America Industries Ltd.

Dated the 15th Day of May, 2007



Signature of Geoffrey S. Carter, P. Eng.


LICENSED PROFESSIONAL ENGINEER
G.S. CARTER
100084354
PROVINCE OF ONTARIO

Seal or Stamp

Geoffrey S. Carter

Printed name of Geoffrey S. Carter, P. Eng

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Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TRANS AMERICA INDUSTRIES LTD.

To be held at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia on Tuesday, June 12, 2007 at 10:00 a.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, John K. Campbell, a Director of the Company, or failing this person, James J. McDougall, a Director of the Company, or James N. Morton, solicitor for the Company, or in the place of the foregoing, ______________________ (*print name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

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JOHN K CAMPBELL
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2736

Registered Shareholder Id 7985
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	For	Against	Withhold
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2. To determine the number of Directors at four (4);			N/A
3. To elect as Director, John K. Campbell;		N/A	
4. To elect as Director, David Duval;		N/A	
5. To elect as Director, James J. McDougall;		N/A	
6. To elect as Director, William Meyer.		N/A	
7. To approve the continuation of the Company's 2005 Stock Option Plan and the granting of incentive stock options thereunder			N/A
8. For disinterested shareholders to authorize the Company to decrease the exercise price of incentive stock options previously granted to insiders of the Company at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange from time to time.			N/A
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Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

TRANS AMERICA INDUSTRIES LTD.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ______________________________

Address: ______________________________
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

*Signature: ______________________ Date: ______________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

TRANS AMERICA INDUSTRIES LTD.
#300 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6

OR BY FAX TO: 604-689-8032

END